November 21, 2013

Howie Hallock

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re: Croft Funds Corporation, File Nos. 033-81926, 811-08652

Dear Mr. Hallock:

On September 13, 2013, Croft Funds Corporation (“Croft” or the “Registrant”) filed Post-Effective Amendment No. 28 to its Registration Statement (the "Amendment") on Form N-1A.  On November 7, 2013, you provided oral comments with respect to the Amendment.  Please find below the Registrant's summary of those comments as well as the Registrant's responses to your comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

Comment 1.

On the back page of the prospectus, Registrant indicates that “[d]etailed information about purchasing and redeeming Fund shares [from the Statement of Additional Information (“SAI”)]…is incorporated by reference into the Prospectus.”  The Prospectus currently includes disclosure regarding the purchase and redemption of Fund shares.  Is the information contained in the SAI different than that included in the Prospectus?  To the extent the information is required by Form N-1A to be included in the Prospectus, please revise any incorporation by reference in accordance with Item D(1)(a) of the Form.

Response.

Registrant confirms that the information required to be disclosed in the Prospectus by Form N-1A, with respect to the purchase and sale of Fund shares, is included in Prospectus disclosure.  The SAI provides additional detail and makes cross-references to the information in the Prospectus.

Comment 2.

In the SAI under “Organization and Capitalization of the Corporation,” consider mentioning that the Corporation is a multi-series corporation.

Response.     The following disclosure has been added to the SAI:

There are currently three series (or funds) issued by the Corporation, and additional series may be created by the Board of Directors of the Corporation from time to time.

Comment 3.

 In the SAI under “Organization and Capitalization of the Corporation,” reference is made to the number of authorized shares of Croft.  Please discuss supplementally what will be done if/when all of the currently authorized shares are sold.

Response.  Registrant monitors the number of shares issued and outstanding.  As the number of unsold shares begins to decrease, Registrant will take the steps necessary to register additional shares of Croft with the Maryland Secretary of State.

Comment 4.

Item (6) under “Fundamental Investment Restrictions” in the SAI appears to be misstated.  Consider adding “Portfolio” between “selling the Fund’s” and “securities” as it appears that this restriction is intended to cover situations where the Fund would be acting as underwriter of securities in its portfolio.  Alternatively, consider adding disclosure after the enumerated restrictions explaining the nature and intent of Item (6).

Response.   The Registrant believes the policy is correct as presented, and is identical to the policy of the other Croft funds.  The Fund may be deemed an underwriter of its securities because the Fund is self-distributed.

Comment 5.

In the SAI under “Management of the Fund” please add a footnote to the Trustee and Officer tables noting the familial relationship between Mr. Kent Croft and Mr. G. Russell Croft.

Response.

The Registrants have made the revisions requested.

Comment 6.

In the “Portfolio Managers” section of the SAI, please confirm that the information provided for the “Dollar Range of Equity Securities in the Focus Fund” is accurate.

Response.

The information provided for “Dollar Range of Equity Securities” will be updated to reflect shares owned as of the date of the SAI, November 27, 2013.

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The Registrant has authorized us to convey to you that the Registrant acknowledges:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

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The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please contact JoAnn Strasser at (614) 469-3265 or Emily Little at (614) 469-3264 if you require any further information.

Sincerely,

Thompson Hine LLP